UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45323A 102

(CUSIP Number)

August 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      . Rule 13d-1(b)

  X . Rule 13d-1(c)

      .  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323A 102	13G	Page 2 of 5 Pages
1. Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only). Professional Compounding Centers of America, Inc. 74-2188864
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) . (b) .
3. SEC Use Only
4. Citizenship or Place of Organization 9901 S. Wilcrest Dr., Houston, TX, 77099
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,163,414
6. Shared Voting Power 0
7. Sole Dispositive Power 4,163,414
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,163,414
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) .
11. Percent of Class Represented by Amount in Row 9 12.3%[1]
12. Type of Reporting Person (see instructions) CO

1 The percentage was calculated based on 33,859,627 shares of the Issuer’s common stock outstanding as of August 31, 2012.

Item 1(a).

Name of Issuer:

Imprimis Pharmaceuticals, Inc.

Item 1(b).

Address of Issuer's Principal Executive Offices:

437 S. Highway 101, Suite 209

Solana Beach, CA 92075

Item 2(a).

Name of Person Filing:

Professional Compounding Centers of America, Inc.

Item 2(b)

Address of Principal Business Office, or if None, Residence:

9901 S. Wilcrest Dr.

Houston, TX, 77099

Item 2(c).

Citizenship:

Texas

Item 2(d).

Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).

CUSIP Number:

45323A 102

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

4,163,414

(b) Percent of class:

12.3%, based on 33,859,627 shares of the Issuer’s common stock outstanding as of August 31, 2012.

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote: 4,163,414

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,163,414

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of the Group.

Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2012	Professional Compounding Centers of America, Inc. /s/ Jim Smith By: Jim Smith Its: President

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